Shareholder Meeting Results
(Unaudited)

May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment
Management, LLC was approved as follows:

Votes for     Votes against     Abstentions

21,565,515    988,728            1,139,242


All tabulations are rounded to the nearest whole number.